EXHIBIT 16.1

August 23, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 of the a21, Inc. Form 8-K, a copy of which the Registrant provided to us on August 23, 2005. We are in agreement with the statements regarding our firm contained in the first sentence of that item. We have no basis to agree or disagree with respect to information regarding the second sentence of Item 4.01 or the information regarding other accountants contained in Item 4.01. We did not conduct a review of the financial statements of a21, Inc. for any period subsequent to March 31, 2005.

Very truly yours,

Eisner LLP

Eisner LLP